American Realty Funds Corporation
501 S. Euclid
Bay City, Michigan 48706
800-613-3250

May 11, 2011

Ms. Sandra Hunter

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Realty Funds Corporation

Registration Statement on Form S-11

File No. 333-170888

Dear Ms. Hunter:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Realty Funds Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 to 4:00 p.m. Eastern Standard Time on Friday, May 13, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your assistance.

Sincerely,

American Realty Funds Corporation

/s/ Joel Wilson
Joel Wilson
Chief Executive Officer